EXHIBIT 99.1

                       Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23

                           Announcement to the Market
                               Reverse Share Split

Banco Itau Holding Financeira S.A. ("ITAU") announces that on June 30, 2004 the Central Bank of Brazil ratified the decision taken by the Extraordinary General Meeting of April 28, 2004 regarding a reverse share split. Thus:

o on October 20, 2004, the 115,585,340,539 non-bearer, book-entry shares, without nominal value, of which 60,687,553,023 common shares and 54,897,787,516 preferred shares representing the shareholders' equity on June 30 2004 will be consolidated in the ratio of 1,000 (one thousand) shares to 1 (one) share of each share class, into 115,585,340 non-bearer, book-entry shares, without nominal value, of which 60,687,553 common shares and 54,897,787 preferred shares;

o a 60 (sixty) day period is established, starting on August 9, 2004 and terminating on October 8, 2004, for shareholders, at their exclusive option, to adjust their shareholdings to multiples of 1,000 (one thousand);

o shareholders should adjust their shareholdings to multiples of 1,000 shares through sales and purchases on Bovespa, using a broker of the shareholder's choice. Itau Corretora de Valores S.A. will offer to execute trades adjusting upwards or downwards to the nearest 1,000 shares, exempting shareholders completely from brokerage fees or any form of remuneration related to the purchase or sale of shares;

o after expiry on October 8, 2004 of the period for adjusting shareholdings, any remaining fractions of shares will be sold by auction on the Sao Paulo Stock Exchange on October 25, 2004 and the net proceeds credited to shareholders' bank accounts or held at the disposal of shareholders at Banco Itau S.A. from October 29, 2004 onwards;

o the shares will commence trading on the Stock Exchange on a single share basis on October 20, 2004;

o at the same time, the ratio of shares traded on other stock exchanges will be altered as follows:

    o    New York Stock Exchange (NYSE) - ADR's: 1 share = 2 ADR's; and

    o    Bolsa de Comercio de Buenos Aires (BCBA) - CEDEAR's: 1 share = 1
         CEDEAR;

o the dividends (in the form of interest on capital) paid on a monthly basis in the amount of R$0.17 per thousand shares will be declared as R$0.17 per share, from October 20, 2004, onwards.


ITAU is putting the following service channels at the disposal of shareholders for providing information concerning this transaction:

o Investor Relations Site - www.itauri.com.br (Reverse Share Split and Contact Us sections);

o Investfone, exclusively for shareholders: (11) 5029-7780, Monday to Friday, from 9.00 am to 6.00 pm

o   ITAU shareholder service centers:
    Belo Horizonte (MG): Avenida Joao Pinheiro, 195 - terreo. CEP 30130-180 Brasilia (DF): SCS Quadra 3, 30 - Edificio D'Angela, bloco A, sobreloja. CEP 70300-500
    Curitiba (PR): Rua Joao Negrao, 65 - sobreloja. CEP 80010-200
    Porto Alegre (RS): Rua 7 de Setembro, 746 - terreo. CEP 90010-190
    Rio de Janeiro (RJ): Rua 7 de Setembro, 99 - subsolo. CEP 20050-005
    Salvador (BA): Avenida Estados Unidos, 50 - 2(0) andar. Ed.Sesquicentenario. CEP 40010-020
    Sao Paulo (SP): Rua Boa Vista,176 - 1(0) subsolo. CEP 01014-000

o   Branch managers at Banco Itau S.A. branches.

o   E-mail: relacoes.investidores@itau.com.br

The aim of this initiative is to make trading easier and equity markets more attractive for investors, in compliance with BOVESPA's suggestion that publicly listed companies standardize their price quotes on a one-share basis.

                          Sao Paulo-SP, August 9 2004.
                             Alfredo Egydio Setubal
                           Investor Relations Director